UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-
16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of November 2024

Commission File Number: 001-39997

Adagene Inc.

4F, Building C14, No. 218

Xinghu Street, Suzhou Industrial Park

Suzhou, Jiangsu Province, 215123

People’s Republic of China

+86-512-8777-3632

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Adagene Inc.

	By:	/s/ Peter Luo
	Name:	Peter Luo
	Title:	Chief Executive Officer

Date: November 7, 2024

EXHIBIT INDEX

Exhibit	Description

99.1	Press release tilted “Adagene Presents Two Posters with New Insights on Increased Therapeutic Index for Masked Anti-CTLA-4 SAFEbody® ADG126 (Muzastotug) and Data Reinforcing Clinical Safety and Efficacy for ADG126 as Monotherapy and in Combination with Anti-PD-1 Therapy at Society for Immunotherapy of Cancer (SITC) 39th Annual Meeting.”